[GRAPHIC OMITTED]


RIDER


     To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 08BBFAP1383 in Favor of New Alternatives Fund, Inc.

     It is agreed that:

     1. The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an "X":

[ ] ITEM 2  Bond Period:  from 12:01 a.m. on                    to 12:01 a.m. on
                                             (MONTH, DAY, YEAR)                   (MONTH, DAY, YEAR)
-------------------------------------------------------------------------------------------------------

[ ] ITEM 3  The Aggregate Liability of the Underwriter during the Bond Period shall be
            $
-------------------------------------------------------------------------------------------------------

[X] ITEM 4  Subject to Sections 4 and 11 hereof,
            the Single Loss Limit of Liability $600,000.
            and the Single Loss Deductible is $5,000.

            Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above.

            Amount applicable to:                                           SINGLE LOSS         SINGLE LOSS
                                                                         LIMIT OF LIABILITY      DEDUCTIBLE
            Insuring Agreement (D) -- FORGERY OR ALTERATION                   $600,000.            $5,000.
            Insuring Agreement (E) -- SECURITIES                              $600,000.            $5,000.
            Coverage on Partners (Form No 14 only)                        $ Not Covered            $ N/A
            Optional Insuring Agreements and Coverages:
            Computer Systems Fraud                                            $600,000.            $5,000.
            Voice Initiated Transfer Fraud                                    $600,000.            $5,000.
            Telefacsimile Transfer Fraud                                      $600,000.            $5,000.
            Audit Expense                                                     $100,000.            $5,000.
            Stop Payment                                                      $100,000.            $5,000.
            Uncollectible Items of Deposit                                    $100,000.            $5,000.
            Unauthorized Signatures                                           $100,000.            $5,000.

     2. This rider applies to loss sustained at any time but discovered after 12:01 a.m. on March 21, 2007.


                                           /s/ David F. Castillo
                                           -----------------------------------
                                           David F. Castillo, Attorney-in-Fact

Accepted:


Name of Insured      New Alternatives Fund, Inc.
                    --------------------------------------------

             By
                    --------------------------------------------

          Title
                    --------------------------------------------


                         AMEND DECLARATIONS PAGE -- DISCOVERY FORM

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24 AND 25.
ITEM 3 NOT TO BE CHANGED MID-TERM WITH THIS RIDER.

REVISED TO JUNE 1990

                                                                [OBJECT OMITTED]

                                    RIDER 135

                     AMEND DEDUCTIBLE FOR INVESTMENT COMPANY



     To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 08BBFAP1383 in favor of NEW ALTERNATIVES FUND, INC.

         It is agreed that:

1. Section 11., DEDUCTIBLE AMOUNT, of the CONDITIONS AND LIMITATIONS is amended by adding the following:

         There shall be no deductible applicable to any loss under INSURING AGREEMENT (A), Fidelity, sustained by any Investment Company.

2. Section 1., DEFINITIONS, of the CONDITIONS AND LIMITATIONS is amended by adding the following:

         (t) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the Named Insured on the Declarations.

3. Except where herein modified, the Bond to which this rider attaches remains subject to all of its Conditions, Exclusions and Limitations.

4.   This rider shall become effective as of 12:01 a.m. on December 13, 2000.



                                               /s/ David Castillo
                                               ---------------------
                                               David Castillo, Attorney in Fact

                         RESOLUTIONS FROM THE MINUTES OF
              THE BOARD OF DIRECTORS MEETING HELD ON JUNE 14, 2007


--------------------------------------------------------------------------------
                                   RESOLUTIONS
                     -INDEPENDENT DIRECTORS VOTE SEPARATELY-
--------------------------------------------------------------------------------



                     RATIFICATION OF FIDELITY BOND INCREASE

--------------------------------------------------------------------------------


RESOLVED, that it is the finding of the Directors and separately by the "non-interested" Directors at this meeting that the increase in the fidelity bond coverage written by The Hartford Fire Insurance Co. (the "Fidelity Bond") from $525,000 to $600,000 at an additional cost to the Fund of $158 be, and hereby is, ratified, confirmed and approved; and further

RESOLVED, that the appropriate officers of the Fund are hereby authorized and directed to prepare, execute and file such rider to the Fidelity Bond with the Securities and Exchange Commission, and to take such action as may be necessary or appropriate in order to conform the terms of the fidelity bond coverage to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.